1(650) 320-1804

jeffhartlin@paulhastings.com

79891.00002

September 16, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Johnny Gharib, Esq.
Bryan J. Pitko, Esq.
Jeffrey P. Riedler, Esq.
Keira Nakada
Mary Mast

Re:	Viking Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 2, 2014
Amendment No. 2 to Registration Statement on Form S-1
Filed September 8, 2014
File No. 333-197182

Ladies and Gentlemen:

On behalf of Viking Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letters from the staff of the Commission (the “Staff”) dated September 15, 2014 (the “September 15th Letter”) and dated September 16, 2014 (the “September 16th Letter”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-197182) (the “Registration Statement”) filed with the Commission on September 2, 2014 and the Company’s Amendment No. 2 to the Registration Statement filed with the Commission on September 8, 2014 (“Amendment No. 2”), respectively. On behalf of the Company, we confirm to you that as of the date of this letter the Company continues to be an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). The Registration Statement has been revised to reflect the Company’s responses to the September 15th Letter and the September 16th Letter. For the convenience of the Staff, we are providing by overnight delivery a courtesy package that includes three copies of this letter and three copies of Amendment No. 3 marked to show the changes from Amendment No. 2.

In this letter we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

COMMENTS FROM SEPTEMBER 15TH LETTER

Notes to Financial Statements

4. Accrued License Fees and License Fees Expense, page F-17

1.	Please disclose the settlement terms that would require the license fees to be settled in common stock upon the IPO. In addition, please provide us a thorough analysis regarding the basis for your accounting treatment for recording the accrued license fee at fair value at each period. Specifically state if you believe the liability is a derivative and provide the applicable accounting literature you relied upon.

U.S. Securities and Exchange Commission

September 16, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of the Registration Statement to include the settlement terms that would require the license fees under the Master License Agreement to be settled in common stock upon the IPO.

With respect to the Company’s accounting treatment for recording the accrued license fees at fair value at each period, the Company respectfully advises the Staff that, in accordance with Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”), if there is a fixed monetary amount known at inception which can be settled with a variable number of the issuer’s equity shares, the amount is to be classified as a derivative liability until that share number becomes known. Under the Master License Agreement, the number of shares to be issued to Ligand is based on the initial public offering price, which will not be determined until after the Registration Statement is declared effective by the Commission. Accordingly, in accordance with ASC 480, including the guidance issued thereunder, the Company performed an enterprise valuation as of the effective date of the Master License Agreement (May 21, 2014) and recorded an accrual for the license fees as a derivative liability. ASC 480 also provides that the estimate of the amount that would be paid if settlement occurred on the reporting date should be remeasured at each reporting date until settlement occurs, with any changes in amount recorded as a change in the liability value and the corresponding offset charged as interest expense during the period of change. In accordance with this guidance, the Company performed an enterprise valuation as of June 30, 2014, and the change in the value of the liability was recorded as an additional amount to the accrued license fees with an offset to interest expense in June 2014.

5. Convertible Notes Payable, page F-18

2.	Please tell us your basis for recording the embedded conversion feature in the Ligand note at fair value. Tell us what consideration was given to ASC 470-20-35-1.

The Company respectfully advises the Staff that the amount payable upon exercise of the conversion feature under the Ligand Note is not based on changes in an observable market or an observable index and provides for a substantial premium upon redemption. Accordingly, the conversion feature embedded in the Ligand Note is not deemed to be “clearly and closely related” to the Ligand Note. In addition, the Company does not have the ability to, and could not conclude that it could, settle its obligation under the Ligand Note in shares in each possible scenario. Specifically, Ligand has the option to elect to convert the obligation evidenced by the Ligand Note into stock of the Company or to receive a repayment of the loan amount in cash. Therefore, in accordance with ASC Topic 815-15, Derivatives and Hedging (“ASC 815”), the embedded conversion feature contained in the Ligand Note is required to be bifurcated from the Ligand Note and recorded as a derivative liability and marked to market in each reporting period. Because the embedded conversion feature contained in the Ligand Note is deemed a derivative under ASC 815, the Company believes the guidance provided under ASC Topic 470-20-15-4, rather than ASC Topic 470-20-35-1, applies.

6. Stockholders’ Equity, page F-20

3.	You state your employees agreed to lower salaries in exchange for receiving stock upon the IPO. You state you have not recorded a liability for the stock to be issued because you do not believe the IPO was probable at June 30, 2014. Please tell us why stock compensation was not recorded with an entry to donated capital in stockholders’ equity.

The Company respectfully advises the Staff that the Company followed the guidance noted in ASC Topic 718-10-30-28, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, which provides that compensation cost related to performance targets should be recognized in the period in which it becomes “probable” that the performance targets will be achieved. In addition, the Company used the guidance in ASC Topic 450-20-25-2, Contingencies-Loss Contingencies-Recognition, to assess whether it was probable, as of June 30, 2014, that the stock would be issued to the Company’s employees. As of June 30, 2014, the Company had determined the occurrence of an IPO, which is the sole performance target for this stock award, not to be probable due to a number of factors, including many outside of the Company’s control. These factors included uncertainty and heavy trading volatility in the markets, significant competition by virtue of the large number of issuers with pending registration statements on file with the Commission for IPOs, particularly in the life sciences sector, and the fact that the Company was still in the early stages of discussing the viability of an IPO with the underwriters for the offering, notwithstanding that the Company had submitted its initial Registration Statement on Form S-1 to the Commission on a confidential basis by that time. As a result, the Company determined that it was not probable as of June 30, 2014 that the stock would be issued and therefore in accordance with the guidance noted above, the Company did not record a liability or offsetting entry to donated capital in stockholders’ equity as of June 30, 2014. The Company supplementally advises the Staff that the estimated value of the shares to be issued, if it were to have been recorded at June 30, 2014, was approximately $70,000, which the Company deems not to be material.

COMMENTS FROM SEPTEMBER 16TH LETTER

Notes to Financial Statements

10. Subsequent Events (Unaudited), page F-24

1.	Please revise to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised the disclosure on page F-24 of the Registration Statement to disclose the date through which subsequent events have been evaluated and that the date is the date the financial statements were issued.

*****

Please direct your questions or comments regarding the responses or Amendment No. 3 to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

Very truly yours,

/s/ Jeffrey T. Hartlin

Jeffrey T. Hartlin

of PAUL HASTINGS LLP

cc:	Brian Lian, Ph.D., Viking Therapeutics, Inc.